CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR WERE OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.  THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THE UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

Philippa M. Bond
Partner
d 310.284.5607
f 310.557.2193
pbond@proskauer.com
www.proskauer.com

September 2, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:              Ms. Mara L. Ransom

Re:	Smart & Final Stores, Inc.
Registration Statement on Form S-1
Initially Filed June 20, 2014
File No. 333-196931

Dear Ms. Ransom:

We are submitting this supplemental letter on behalf of Smart & Final Stores, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the above-referenced registration statement (as subsequently amended and filed on July 31, 2014 and August 27, 2014, the “Registration Statement”), originally filed on June 20, 2014, to address comment 20 received by letter from the Staff dated July 18, 2014.

Due to the commercially sensitive nature of information contained herein, pursuant to 17 C.F.R. § 200.83, the Company requests that portions of this letter that contain confidential information be maintained in confidence, and not be made part of any public record or disclosed to any person.  The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR for which the Company is requesting confidential treatment.  In accordance with 17 C.F.R. § 200.83(d)(1), the Company requests that we be (i) immediately notified if any person (including any governmental employee who is not an employee of the Commission) requests access to, or an opportunity to inspect, this letter, (ii) furnished with a copy of all written materials pertaining to such request (including the request itself) and (iii) given at least ten business days’ advance notice of any intended release, so that the Company may pursue any available remedies.  We request that you telephone the undersigned rather than rely upon the U.S. mail for any such notice.

For the convenience of the Staff, we are providing copies of this letter by hand delivery.  In this letter, we have recited the comment from the Staff in italicized type, followed by the Company’s response.  Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.  Except as otherwise indicated, page references in the Company’s responses correspond to the pagination of the Registration Statement.

20.                               In light of the fact that you consider share-based compensation to be a critical accounting estimate, please tell us the proposed IPO price, once it is determined, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. If there is a significant difference between your proposed

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IPO price and the fair value of the common stock underlying your share-based awards as determined by management, describe each significant factor contributing to that difference, including whether your underwriters used different assumptions.

Response to Comment 20:

The Company engaged in informal discussions with one potential underwriter regarding the offering in January 2014, and held additional informal discussions with this and other potential underwriters between March 2014 and July 2014.  In connection with these discussions, the potential underwriters provided the Company with analyses of its business, the potential positioning and informal indications of potential valuation of the Company, and the initial public offering marketplace generally (the “Preliminary Presentations”).  The potential underwriters did not provide the Company with formal valuations of the Company during such discussions.

An organizational meeting was held on May 5, 2014, with representatives of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc., the lead underwriters for the Company’s initial public offering. On August 28, 2014, the lead underwriters, on behalf of the several underwriters, advised the Company that, based on then-current market conditions, they would recommend a preliminary price range of $[***] to $[***] for this offering (the “Preliminary Price Range”).  The Preliminary Price Range gives effect to a stock split, expected to be approximately [***] for one (the “Stock Split”), to be implemented prior to effectiveness of the Registration Statement.  The Preliminary Price Range was based on a number of factors, including the history of, and prospects for, the Company and its industry, the general condition of the securities markets, and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies, in each case as of the time the Preliminary Price Range was determined.  The Preliminary Price Range assumed a successful initial public offering and did not take into account any lack of liquidity or any other potential outcome for the Company, such as remaining a privately held company.

The Company expects to include a $2.00 spread within the price range in its preliminary prospectus, but the final price range has not yet been determined and will not be established until shortly before the printing of the preliminary prospectus for the offering, taking into account then-current market conditions, continuing discussions with the underwriters and further business developments.  However, the Company does not believe that the Preliminary Price Range will be subject to significant change.  The Company will set forth a bona fide price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

Equity-Based Compensation Awards since January 1, 2013

The Company is providing information and analysis with respect to options to purchase its common stock granted under the 2012 Incentive Plan since January 1, 2013.  This period is relevant because (i) it includes the 18-month period prior to the initial filing of the Registration Statement and (ii) covers all grants subsequent to the Ares Acquisition, which was consummated in November 2012. The following table summarizes information regarding options to purchase common stock granted since January 1, 2013 through the date hereof:

		Pre-Stock Split		Post-Stock Split
Grant Date(1)	Number of Shares (Pre- Stock Split)	Exercise Price Per Share	Fair Value per Share on Grant Date	Exercise Price Per Share		Fair Value per Share on Grant Date
February 1, 2013	13,265	$1,000	$1,000	$	[***]	$	[***]
	13,265	$1,500		$	[***]
March 19, 2013	539	$1,000	$1,000	$	[***]	$	[***]
	539	$1,500		$	[***]
May 31, 2013	495	$1,000	$1,000	$	[***]	$	[***]
	495	$1,500		$	[***]
January 31, 2014	212	$1,500	$1,500	$	[***]	$	[***]
	212	$2,250		$	[***]

Company Methodology in Determining Fair Value

General

As described beginning on page 75 of the Registration Statement, the Company’s Board of Directors (the “Board”) or the Compensation Committee of the Board (the Board or the Compensation Committee, as applicable, the “Committee”), has generally considered numerous factors in making this determination, including those set forth on pages 75 and 76 of the Registration Statement, and, in certain cases, a contemporaneous valuation report prepared by an unrelated nationally recognized third-party valuation specialist.  The Committee also determined that the assumptions and inputs used in connection with each such valuation reflect its and management’s best assessment of the business condition, prospects and operating performance of the Company at the applicable valuation date.

February 1, 2013 through May 31, 2013

The Ares Acquisition was consummated on November 15, 2012 (the “Acquisition Date”) for consideration reflecting a value of the Company’s common stock of $1,000 (or $[***] after giving effect to the Stock Split) per share.  The purchase price was the product of arm’s-length negotiation, following an auction process, between Ares and the principal former stockholder of the Company’s predecessor, a sophisticated and knowledgeable private equity fund.  The Company believes that this negotiated price provided the best indication of the fair value of its common stock on the Acquisition Date.

Following the Ares Acquisition, the Company developed a new growth strategy to build upon its history of new store openings (the “New Growth Strategy”).  As described in greater detail below, the New Growth Strategy contemplated moderate increased growth in store openings in 2013 and accelerated growth in store openings in 2014 and 2015.  The Committee determined that, based on (i) the short period of time the Company had to begin to implement and execute upon the New Growth Strategy and (ii) the overall stability of the business condition, prospects and operating performance of the Company during the six-month period from the Acquisition Date through May 31, 2013, no adjustment to the valuation would be appropriate during such period.  Accordingly, for options granted during this period, the

(1)  As discussed below, the Company expects grants made on or after May 2014 to be rescinded prior to effectiveness of the Registration Statement.

Committee assigned exercise prices that equaled or exceeded $1,000 (or $[***] after giving effect to the Stock Split) per share, the fair value on the date of grant as determined by the Committee.

January 31, 2014

The Committee determined the fair value of the Company’s common stock on January 31, 2014 was $1,500 (or $[***] after giving effect to the Stock Split).  This valuation was based on (i) the factors described on pages 75 and 76 of the Registration Statement, primarily the Company’s financial and operating results for fiscal year 2013, including the increases in net sales and comparable store sales, (ii) an internal Company valuation that applied the same EBITDA multiple that had been used to determine the enterprise value reflected by the purchase price paid in the Ares Acquisition, and (iii) the demonstrated impact of the Company’s recent history of new store openings on its financial and operating results.  The valuation also accounted for changes to enterprise value due to cash generated by the Company and changes in debt balances subsequent to the Ares Acquisition.

The Committee awarded options on January 31, 2014 at exercise prices equal to or exceeding $1,500 (or $[***] after giving effect to the Stock Split) per share, which equaled the fair value thereof on the date of grant as so determined by the Committee.

Supporting the reasonableness of this valuation, subsequent to the January 31, 2014 award, the Company obtained a valuation report from its third-party valuation specialist (the “December Valuation Report”), which concluded that, as of December 29, 2013, the fair value of the common stock was $1,430 per share (or $[***] after giving effect to the Stock Split).(2)

May 30, 2014 through June 6, 2014

In May and June the Company awarded options to purchase 4,323 shares of its common stock at exercise prices equal to or exceeding $1,580 (or $[***] after giving effect to the Stock Split) per share, which the Committee had determined to be the fair market value thereof.  This determination was in each case based on and supported by (i) the factors described on pages 75 and 76 of the Registration Statement, including the Company’s financial and operating results for the first twelve weeks of 2014 described above, (ii) a valuation report that the Company received on May 29, 2014 from its third-party valuation specialist (the “April Valuation Report” and, together with the December Valuation Report, the “Valuation Reports”), which concluded that, as of April 20, 2014, the fair value of the common stock was $1,580 (or $[***] after giving effect to the Stock Split) per share, (iii) the Committee’s evaluation of the assumptions and analysis underlying the April Valuation Report, including the likelihood of the

(2)  The valuation in the December Valuation Report was consistent with methods outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  The valuation firm established the Company’s enterprise value using the income approach and the market approach.  The income approach, which relies on a discounted cash flow analysis, measures the value of a company as the present value of its future economic revenue and costs.  The market approach measures the value of a company through comparison to comparable companies and transactions.  Consideration is given to the financial condition and operating performance of the company being valued relative to those of publicly traded companies operating in the same or similar lines of business.  Because both the income and market approaches are widely accepted and the valuation firm had equal confidence in the quality of the data and the underlying assumptions of each, the valuation firm gave equal weight to the two approaches in establishing the Company’s enterprise value.  The valuation firm then applied a discount of 15% based on the lack of marketability of the common stock, noting that exit transactions (i.e., a sale of the Company or an initial public offering) involve certain costs and extending holding periods that are greater than what would be needed to liquidate a marketable interest and, therefore, discounts for lack of marketability can still apply even with a high probability of a sale or initial public offering.

Company’s achievement of a liquidity event such as an initial public offering, (iv) the Committee’s determination that such assumptions and analysis were reasonably accurate as of each applicable date, and (v) that the valuation in the April Valuation Report continued to represent a reasonable determination of the fair value of the common stock as of the May 30 and June 6, 2014 grant dates. (3)

Subsequent to the date of these grants, the Company and the Committee discovered a mathematical error in the April Valuation Report, which, if corrected, would have resulted in the April Valuation Report concluding that, as of April 20, 2014, the fair value of the common stock was $1,615 (or $[***] after giving effect to the Stock Split) per share.  In light of the requirements of certain safe harbors in Section 409A of the Code, the Company expects that, prior to effectiveness of the Registration Statement, each of the grants awarded on May 30, 2014 and June 6, 2014 will be rescinded.

Upon effectiveness of the Registration Statement the Company expects to award the holders of the rescinded options with a combination of options to purchase common stock with an exercise price equal to the initial public offering price and shares of restricted stock.

Factors Contributing to the Difference Between the Grant Date Fair Value and the Price Range

As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, the Board, and the underwriters.  During these discussions, the parties considered both quantitative and non-quantitative factors, such as (i) valuations of recently completed public offerings, (ii) the respective growth of the issuers in such offerings as compared to that of the Company, (iii) current valuations of comparable public companies with similar growth profiles to that of the Company, and (iv) recent and prevailing market conditions.

The Company believes that the difference between the fair value of the common stock underlying the options granted as of the dates set forth above (the “Option Grant Dates”) and the midpoint of the Preliminary Price Range is a result of the following factors:

•                  Execution of the New Growth Strategy.  As described above, following the Ares Acquisition the Company developed the New Growth Strategy to build upon its history of new store openings.  As illustrated in the following table, this strategy contemplated a moderate increase in store openings in 2013, with accelerated growth in store openings in 2014 and 2015.

Year	2009	2010	2011	2012	2013	2014E	2015E
New Extra! Stores	2	0	1	2	5	13(4)	20

The Preliminary Price Range was presented to the Company at the end of August 2014, approximately seven months after the January 2014 options were granted.  At the time of

(3)  The April Valuation Report generally applied the same methodology as the December Valuation Report but included a marketability discount of 13.5% based on discussions with management with respect to the potential timing and likelihood of a potential liquidity event.  In addition, in connection with the April Valuation Report, the valuation firm was provided with a summary of the Preliminary Presentations.

(4)  In fiscal year 2014 to date, the Company has opened ten new Extra! stores, four of which were opened subsequent to June 15, 2014.

such grant there remained substantial uncertainty with respect to the Company’s ability to continue to implement and execute upon the New Growth Strategy.

The Company’s successful opening of an increased number of stores following the option grants, together with the initial operating results of those stores, significantly reduced this uncertainty and enabled the Company to position itself as a high-growth (rather than a conventional) food retailer at the time the Preliminary Price Range was delivered.  The Company believes that, based on recent market conditions and its communications with the underwriters, this increased the Preliminary Price Range because high-growth food retailers achieve significantly higher market valuations than those attained by conventional grocers.

•                  Significant Growth Following Grant of Options.  In the first half of 2014, the Company achieved increases in sales and comparable store sales of 8.1% and 5.3%, respectively, over the same period in 2013, and in the twelve weeks ended June 15, 2014, the Company achieved increases in sales and comparable store sales of 9.5% and 6.3%, respectively, over the same period in 2013, reflecting strength in the core business and growth from new stores.

•                  Marketability Discount/Assumed Success of IPO.  The Preliminary Price Range represents a future price for shares of common stock that, if issued in the offering, will be immediately freely tradable in a public market.  In contrast, the fair values of the common stock as of the Option Grant Dates represent contemporaneous determinations of the fair value of common stock that was then illiquid, might never become liquid (because at the time of such grant there remained substantial uncertainty with respect to both the possible timing of, and the Company’s ability to complete, an offering in light of market conditions and other factors) and, even if an initial public offering was successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the initial public offering.

In addition, the Preliminary Price Range is based on a single outcome that is not probability weighted — a successful initial public offering in the near-term — and does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at a differing valuation or that the Company may continue as a private, stand-alone entity. Among other things, successful completion of an initial public offering would strengthen the Company’s balance sheet, and provide the Company with access to the public company debt and equity markets and a “currency” of publicly tradable securities to enable the Company to continue to execute its growth strategy and make strategic acquisitions.  The Preliminary Price Range reflects these factors as a given, whereas the Committee valued the Company as it was.

•                  High Growth Comparable Company Group.  In determining the Preliminary Price Range, the underwriters used valuation models of indicated market values based on a set of comparable publicly traded companies with growth profiles similar to that of the Company.  As explained above, the Company and the underwriters believe marketing the Company as a high-growth food retailer will enable the Company to maximize its valuation and pricing.  Consistent with this expectation, the underwriters examined a set of publicly traded companies primarily comprised of alternative format and discount food retailers, which generally have higher growth profiles than conventional grocers, and excluded conventional grocers.

By comparison, as noted above, the Valuation Reports were prepared before the Company had fully implemented and executed upon the New Growth Strategy and therefore the third-party valuation specialist included a number of conventional grocers with lower growth profiles.  As disclosed in the Registration Statement, the Company competes broadly with conventional grocers, discounters, warehouse clubs, mass merchandisers, foodservice delivery companies and other food retailers.  As such, the Company believes that a broader comparable company group is reasonable for purposes of determining fair value outside the forward-looking context of the offering.

•                  Overall Market Performance.  From January 31, 2014 through August 28, 2014 (the date the Preliminary Price Range was communicated to the Company), the New York Stock Exchange, S&P 500 and Dow Jones Industrial Average indices increased 10.5%, 12.0% and 8.8%, respectively.

The Company does not intend to disclose the Preliminary Price Range in the Registration Statement until it commences the marketing efforts for the proposed initial public offering.  Once the estimated price range for this offering has been actually determined, the Company will reflect in an amendment to the Registration Statement the significant factors contributing to any difference between the most recent common stock valuation and the midpoint of the estimated price range for this offering. The Company expects that such disclosure would be generally consistent with the information in this letter under “Equity-Based Compensation Awards since January 1, 2013,” “Company Methodology in Determining Fair Value” and “Factors Contributing to the Difference Between the Grant Date Fair Value and the Price Range”, except that it would not include any information relating to the grants awarded on May 30, 2014 and June 6, 2014 assuming they are rescinded by the Committee prior to effectiveness of the Registration Statement.

**********

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental response contained herein as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Registration Statement, or this response letter to me at (310) 284-5607.

Sincerely,

/s/ Philippa M. Bond

Philippa M. Bond, Esq.

cc:	Michael Kennedy, the Securities and Exchange Commission
Ta Tanisha Meadows, the Securities and Exchange Commission
Jason Niethamer, the Securities and Exchange Commission
David G. Hirz, Smart & Final Stores, Inc.
Richard N. Phegley, Smart & Final Stores, Inc.
Robin M. Feiner, Proskauer Rose LLP